Exhibit 12.1

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Years Ended December 31,
(Dollars in thousands, except ratios)	2010	2009	2008	2007	2006
Income before income tax expense (1)	$(3,064)	$(129,302)	$70,075	$196,660	$184,829
Plus fixed charges	194,102	247,540	299,477	309,114	214,664

Earnings	191,038	118,238	369,552	505,774	399,493

Fixed charges (2)	194,102	247,540	299,477	309,114	214,664
Preferred stock dividends	16,998	16,948	1,750	610	610

Fixed charges and preferred stock dividends	$211,100	$264,488	$301,227	$309,724	$215,274

Ratio of earnings to fixed charges	0.98	0.48	1.23	1.64	1.86

Ratio of earnings to fixed charges and preferred stock dividends	0.90	0.45	1.23	1.63	1.86

(1)	Prior period amounts have been reclassified to conform to current period presentation.
(2)	Includes interest expense on uncertain tax positions.